UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

METRON TECHNOLOGY N.V.

(Name of Issuer)

Common Shares, par value €0.44 per share

(Title of Class of Securities)

N5665B105

(Cusip Number)

Patricia M. Hollister
Chief Financial Officer and Assistant Secretary
FSI International, Inc.
3455 Lyman Boulevard
Chaska, MN 55318
(952) 448-5440

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. N5665B105

1.	Name of Reporting Person: FSI International, Inc.		I.R.S. Identification Nos. of above persons (entities only): 41-1223238

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,527,941[1]

		9.	Sole Dispositive Power: 1,527,941[1]

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,527,941[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.9%[2]

14.	Type of Reporting Person (See Instructions): CO

[1]	Includes 30,938 shares issuable to Joel A. Elftmann pursuant to options exercisable within 60 days of July 31, 2004. Mr. Elftmann has assigned such options to FSI International, Inc.

[2]	Based on the issued and outstanding Metron common shares as of July 31, 2004, which, according to Metron’s Annual Report on Form 10-K as filed on August 12, 2004, was 12,831,996.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common shares, par value € 0.44 per share (“Common Shares”), of Metron Technology N.V., a company organized under the laws of The Netherlands (“Metron” or “Issuer”). The principal executive offices of Metron are located at 4425 Fortran Drive, San Jose, California 95134.

Item 2. Identity and Background

This Schedule 13D is being filed by FSI International, Inc. (“FSI”). FSI is a Minnesota corporation, and the address of its principal business and principal executive office is 3455 Lyman Boulevard, Chaska, MN 55318. FSI’s common stock trades on the NASDAQ National Market under the symbol “FSII.” FSI designs, manufactures, markets and supports equipment used in the fabrication of microelectronics, such as advanced semiconductor devices.

For information with respect to the identity and background of each director and executive officer of FSI, see Schedule I attached hereto.

During the past five years, neither FSI nor (to FSI’s knowledge) any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither FSI nor (to FSI’s knowledge) any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by FSI and Applied Materials, Inc., a Delaware corporation (“Applied”), as an inducement to Applied to enter into the Purchase Agreement described in Item 4 of this Statement (the terms of which are hereby incorporated by reference).

FSI has not expended any funds in connection with the Voting Agreement. FSI did not receive additional consideration from Applied in connection with the execution and delivery of the Voting Agreement. In addition, FSI granted Applied an irrevocable proxy for the purpose of voting the Metron common shares covered by the Voting Agreement.

Item 4. Purpose of Transaction

(a) – (c) This filing on Schedule 13D has been made because FSI has entered into a Voting Agreement with Applied as an inducement to Applied to enter into the Purchase Agreement (as described below), and thus FSI may be deemed to hold the Metron common shares with a purpose or effect of changing or influencing control of Metron. FSI, however, does not concede that it holds the Metron common shares with such a purpose or effect.

Pursuant to a Stock and Asset Purchase Agreement, dated as of August 16, 2004, by and between Applied and Metron (the “Purchase Agreement”), upon the terms and subject to the conditions set forth therein (including adoption and approval of the transactions contemplated thereby by the shareholders of Metron and receipt of applicable regulatory approvals), Metron will sell and assign, and Applied will purchase and assume, substantially all of Metron’s assets and liabilities (the “Transaction”). A copy of the Purchase Agreement is attached hereto as Exhibit 2.1 and the description of the Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 2.1, which is incorporated herein by reference.

In connection with the Purchase Agreement, in order to induce Applied to enter into the Purchase Agreement, Applied and certain shareholders of Metron (the “Shareholders”), including FSI, entered into Voting Agreements and Proxies, dated August 16, 2004 (the “Voting Agreements”). Pursuant to the Voting Agreements, each of the Shareholders, including FSI, irrevocably appointed the directors of Applied as such Shareholder’s lawful attorneys and proxies with respect to certain prescribed matters related to the Transaction. The foregoing proxies provide the directors of Applied the limited right to vote or deliver a consent with respect to each of the Metron common shares beneficially owned by the Shareholders, at every meeting of the shareholders of Metron, and at every adjournment thereof, and in every action or approval by written consent of the shareholders of Metron in lieu of such a meeting with respect to any of the following: (i) in favor of the adoption and approval of (x) the Purchase Agreement, the Transaction and the other matters contemplated by the Purchase Agreement, (y) any matter in furtherance of the Transaction and any of the other transactions contemplated by the Purchase Agreement and the Voting Agreements, and (z) the waiver of any notice to Shareholder that may have been or may be required relating to the Transaction or any of the other transactions contemplated by the Purchase Agreement or the Voting Agreements, and (ii) against any (x) Company Takeover Proposal (as defined in the Purchase Agreement) made by any person other than Applied, without regard to any recommendation from Metron’s Board of Directors to shareholders concerning such Company Takeover Proposal, and without regard to the terms of such Company Takeover Proposal, (y) any agreement, amendment of any agreement (including Metron’s articles of association or other organizational documents), or any other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone, or discourage the Transaction and any of the other transactions contemplated by the Purchase Agreement or the Voting Agreements, and (z) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Metron, the Purchased Companies or their Subsidiaries (each as defined in the Purchase Agreement) in the Purchase Agreement. A copy of the form of the Voting Agreements is attached hereto as Exhibit 2.2 and the description of the Voting Agreements contained herein is qualified in its entirety by reference to Exhibit 2.2, which is incorporated herein by reference.

(d) Other than as described in this Schedule 13D, not applicable.

(e) – (f) The Purchase Agreement restricts Metron from, among other matters, engaging in certain transactions, including extraordinary corporate transactions (other than the Transaction), making acquisitions, selling assets, incurring indebtedness, changing its capitalization and paying dividends and otherwise requires Metron to operate in the ordinary course of business.

(g) Not applicable.

(h) – (i) To FSI’s knowledge, as soon as practicable following the consummation of the Transaction, Metron intends to wind up its affairs, including delisting its securities from NASDAQ, liquidating and dissolving.

(j) Other than as described in this Schedule 13D, not applicable.

Item 5. Interest in Securities of the Issuer

(a) – (b) As a result of the Voting Agreement, FSI has shared power to vote an aggregate of 1,527,9413 Metron common shares and has agreed with Applied that FSI will vote its Metron common shares as

[3]	Includes 30,938 shares issuable to Joel A. Elftmann pursuant to options exercisable within 60 days of July 31, 2004. Mr. Elftmann has assigned such options to FSI International, Inc.

described in item 4 above. The Voting Agreement also provides that FSI will not transfer its Metron common shares, except in limited circumstances. The aggregate number of Metron common shares which FSI has the shared power to be voted as described in Item 4 above constitutes approximately 11.9% of the issued and outstanding Metron common shares as of July 31, 2004, which, according to Metron’s Annual Report on Form 10-K as filed on August 12, 2004, was 12,831,996.

Except as set forth in this Schedule 13D, FSI and, to its knowledge, any persons named in Schedule I hereto, do not beneficially own any other Metron common shares.

(c) FSI and, to its knowledge, any persons named in Schedule I, have not effected any transaction in Metron common shares during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements and agreements described in this Schedule 13D, to FSI’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material To Be Filed As Exhibits

EXHIBIT NO.	DESCRIPTION
2.1	Stock and Asset Purchase Agreement, dated as of August 16, 2004, between Applied Materials, Inc. and Metron Technology N.V.

2.2	Form of Voting Agreement, dated as of August 16, 2004, between Applied Materials, Inc. and FSI International, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2004	FSI International, Inc.
	By:	/s/ Patricia M. Hollister
Patricia M. Hollister
Chief Financial Officer and Assistant Secretary

SCHEDULE I

A. Executive Officers and Employee Members of the Board of Directors of FSI International, Inc.*

Name	Principal Occupation or Employment
Donald S. Mitchell	Chairman, Chief Executive Officer and President
John C. Ely	Vice President, Global Sales and Service
Patricia M. Hollister	Chief Financial Officer and Assistant Secretary
Benno G. Sand	Executive Vice President, Business Development and Investor Relations and Secretary

*All individuals listed in the above table are employed by FSI International, Inc. The address of FSI International, Inc.’s principal place of business is 3455 Lyman Boulevard, Chaska, MN 55318.

B. Non-Employee Members of the Board of Directors of FSI International, Inc.

	Principal Occupation or	Name and address of
Name	Employment	Principal Employer	Citizenship
James A. Bernards	President, Facilitation, Inc.	Facilitation, Inc. 7200 Metro Boulevard Edina, MN 55435	United States

Terrence W. Glarner	President, West Concord Ventures, Inc.	5600 IDS Center 80 South 8th Street Minneapolis, MN 55402	United States

Willem D. Maris	Retired	Johan de wittlaan 5631 AP Eindhoven The Netherlands (home)	The Netherlands

Dr. Krishnamurthy (“Raj”) Rajagopal	Chief Executive, BOC Edwards	BOC Edwards Manor Royal, Crawley West Sussex RHI 0 9LW United Kingdom	British

Charles R. Wofford	Retired	1 Windsor Place Frisco, TX 75134 (home)	United States

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
2.1	Stock and Asset Purchase Agreement, dated as of August 16, 2004, between Applied Materials, Inc. and Metron Technology N.V.
2.2	Form of Voting Agreement, dated as of August 16, 2004, between Applied Materials, Inc. and FSI International, Inc.